

February 2, 2012

<u>Via E-mail</u>
Ms. Lori A. Walker
Chief Financial Officer
The Valspar Corporation
901 3rd Street South
Minneapolis, MN 55402

      Re: **The Valspar Corporation**
              Form 10-K for the Fiscal Year Ended October 28, 2011
              Filed December 21, 2011
              File No. 1-03011

Dear Ms. Walker:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to this comment, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended October 28, 2011</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12</u>

<u>Critical Accounting Policies and Estimates, page 20</u>
<u>Valuation of Goodwill and Indefinite-Lived Intangible Assets, page 20</u>

1.   We note that you recorded impairment charges to goodwill and intangible assets in two of your reporting units in the fourth quarter of FY 2011. With a view to enhanced disclosures in future filings, please provide us the following information:

      •   a description of each of your five reporting units in FY 2010, including the amount of goodwill allocated to each reporting unit, summarized historical financial information for each reporting unit, and the material assumptions used in the FY 2010 impairment analysis of each reporting unit;

- a description of each of your reporting units in FY 2011, including the amount of goodwill allocated to each reporting unit, summarized historical financial information for each reporting unit, and the material assumptions used in the FY 2011impairment analysis of each reporting unit;
- the carrying values of any remaining goodwill or intangible assets in the Wood Coating and Gelcoat reporting units after the impairment charges;
- a comprehensive explanation of the changes in the structure of the reporting units used to conduct impairment testing;
- a comprehensive explanation of the changes in the forecasts for each reporting unit;
- a comprehensive explanation of the change in your CODM; and
- what, if any, disclosures you provided in your FY 2011 quarterly filings to alert investors to changing conditions that could materially impact the Wood Coating and Gelcoat reporting units.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome at (202) 551-3865 or Anne McConnell at (202) 551-3709 if you have questions regarding this comment.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief